SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: October 11, 2024

List of Materials

Documents attached hereto:

Share Buyback Report (September 2024)

[This is a translation of the Share Buyback Report for the period from September 1, 2024 to September 30, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on October 11, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of September 30, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	30,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) September 2 September 3 September 4 September 5 September 6 September 9 September 10 September 11 September 12 September 13 September 17 September 18 September 19 September 20	133,100 98,700 217,700 120,600 177,400 144,600 130,400 135,500 183,500 253,000 786,100 137,800 146,000 139,500	1,871,728,000 1,400,684,004 2,998,660,494 1,638,012,005 2,342,585,502 1,858,336,993 1,725,254,996 1,783,213,495 2,447,203,508 3,341,366,496 9,955,407,487 1,760,273,501 1,915,039,995 1,867,365,497
Total	—	2,803,900	36,905,131,973
Total number of shares repurchased as of the end of the reporting month	14,669,600		194,510,660,946
Progress of the repurchase (%)	48.90		77.80

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	Sony Group Corporation conducted a stock split with an effective date of October 1, 2024. The total number of shares for repurchase after the effective date of the stock split (October 1, 2024) has been changed from 30 million shares (maximum) to 150 million shares (maximum).

2.	Status of Disposition

(as of September 30, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) September 2 September 5 September 4 September 5 September 6 September 9 September 10 September 11 September 12 September 13 September 17 September 18 September 19 September 20	15,400 11,300 10,400 14,900 19,600 5,000 9,200 700 10,700 48,000 24,100 11,800 10,900 12,300	173,425,560 127,253,820 117,118,560 167,794,860 220,723,440 56,307,000 103,604,880 7,882,980 120,496,980 540,547,200 271,399,740 132,884,520 122,749,260 138,515,220
Total	—	204,300	2,300,704,020
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	—	—	—
Total	—	—	—
Total amount	204,300		2,300,704,020

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of September 30, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,248,619,589
Number of treasury stock	41,687,248

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